Exhibit 21.1

List of Subsidiaries

Subsidiary	BioTime Ownership	Country

Cell Cure Neurosciences Ltd.	62.5%(1)	Israel
ES Cell International Pte. Ltd.	100%	Singapore
LifeMap Sciences, Inc.	77.9%	USA
LifeMap Sciences, Ltd.	(2)	Israel
LifeMap Solutions, Inc.	(2)	USA
OrthoCyte Corporation	100%	USA
ReCyte Therapeutics, Inc.	94.8%	USA

(1)	Includes shares owned by BioTime and ES Cell International Pte Ltd.

(2)	LifeMap Sciences, Ltd. and LifeMap Solutions, Inc. are wholly-owned subsidiaries of LifeMap Sciences, Inc.